SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of October, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

For more information contact:
Investor Relations Area
Unibanco - União de Bancos Brasileiros S.A.
Ave. Eusébio Matoso, 891 – 15th floor - São Paulo, SP 05423-901- Brazil
Tel.: (55 11) 3097-1626 / 3097-1313
Fax: (55 11) 3097-6182 / 3813-4830
E-mail: investor.relations@unibanco.com.br
www.ir.unibanco.com

BNY announces costless conversion of GDRs into UNITs

Unibanco - União de Bancos Brasileiros S.A. (Unibanco) and The Bank of New York (BNY) negotiated that, from October 7th until November 4th, no cancellation fee will be charged to the conversion of GDRs into UNITs (which are negotiated in the São Paulo Stock Exchange). The GDR’s standard issuance fee remains unchanged (conversion of UNITs into GDRs).

The BNY is the depositary bank of Unibanco Global Depositary Receipts (GDRs). Each GDR (UBB) represents 5 UNITs (UBBR11).

With these steps, Unibanco aims to increase the liquidity of the UNITs in the Brazilian market.

São Paulo, October 7th, 2004

Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 7, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Ney Ferraz Dias
Ney Ferraz Dias
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.